UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
MedAire, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
U58215101
(CUSIP Number)
Leonardo Loo, Esq.
Fennemore Craig, P.C.
3003 North Central Avenue
Suite 2600
Phoenix, Arizona 85012-2913
(602) 916-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 18, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐ .
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No.	U58215101	Page	2	of	12 Pages
SEC 1746 (12-91)

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Best Dynamic Services Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		700,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		54,846,188(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		700,000

WITH	10	SHARED DISPOSITIVE POWER

54,846,188(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

54,846,188(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

95.05% (1)

14	TYPE OF REPORTING PERSON*

CO
(1) The Reporting Person disclaims beneficial interest in 13,511,465 shares of common stock of MedAire, Inc. held through Procuro, Inc., a Nevada corporation, of which may be deemed to be beneficially owned by Joan Sullivan Garrett and/or Gaelic, L.L.C., formerly known as Connemara, L.L.C. The 13,511,465 shares represent approximately 23.42% of the issued and outstanding common stock of MedAire, Inc. See also Items 4 and 5 below.
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

SCHEDULE 13D

CUSIP No.	U58215101	Page	3	of	12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Excellus Investments Pte Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Singapore

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		54,846,188(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

54,846,188(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

54,846,188(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

95.05% (1)

14	TYPE OF REPORTING PERSON*

CO
(1) The Reporting Person disclaims beneficial interest in 13,511,465 shares of common stock of MedAire, Inc. held through Procuro, Inc., a Nevada corporation, of which may be deemed to be beneficially owned by Joan Sullivan Garrett and/or Gaelic, L.L.C., formerly known as Connemara, L.L.C. The 13,511,465 shares represent approximately 23.42% of the issued and outstanding common stock of MedAire, Inc. See also Items 4 and 5 below.
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

SCHEDULE 13D

CUSIP No.	U58215101	Page	4	of	12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Blue Cross Travel Services B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The Netherlands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		54,846,188(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

54,846,188(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

54,846,188(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

95.05% (1)

14	TYPE OF REPORTING PERSON*

CO
(1) The Reporting Person disclaims beneficial interest in 13,511,465 shares of common stock of MedAire, Inc. held through Procuro, Inc., a Nevada corporation, of which may be deemed to be beneficially owned by Joan Sullivan Garrett and/or Gaelic, L.L.C., formerly known as Connemara, L.L.C. The 13,511,465 shares represent approximately 23.42% of the issued and outstanding common stock of MedAire, Inc. See also Items 4 and 5 below.
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

SCHEDULE 13D

CUSIP No.	U58215101	Page	5	of	12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON International SOS (EMEA) Holdings N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Netherlands Antilles

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		54,846,188(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

54,846,188(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

54,846,188(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

95.05% (1)

14	TYPE OF REPORTING PERSON*

CO
(1) The Reporting Person disclaims beneficial interest in 13,511,465 shares of common stock of MedAire, Inc. held through Procuro, Inc., a Nevada corporation, of which may be deemed to be beneficially owned by Joan Sullivan Garrett and/or Gaelic, L.L.C., formerly known as Connemara, L.L.C. The 13,511,465 shares represent approximately 23.42% of the issued and outstanding common stock of MedAire, Inc. See also Items 4 and 5 below.
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

SCHEDULE 13D

CUSIP No.	U58215101	Page	6	of	12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON AEA International Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		54,846,188(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

54,846,188(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

54,846,188(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

95.05% (1)

14	TYPE OF REPORTING PERSON*

CO
(1) The Reporting Person disclaims beneficial interest in 13,511,465 shares of common stock of MedAire, Inc. held through Procuro, Inc., a Nevada corporation, of which may be deemed to be beneficially owned by Joan Sullivan Garrett and/or Gaelic, L.L.C., formerly known as Connemara, L.L.C. The 13,511,465 shares represent approximately 23.42% of the issued and outstanding common stock of MedAire, Inc. See also Items 4 and 5 below.
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

SCHEDULE 13D

CUSIP No.	U58215101	Page	7	of	12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Arnaud P.A. Vaissie

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

France

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		54,846,188(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

54,846,188(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

54,846,188(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

95.05% (1)

14	TYPE OF REPORTING PERSON*

IN
(1) The Reporting Person disclaims beneficial interest in 13,511,465 shares of common stock of MedAire, Inc. held through Procuro, Inc., a Nevada corporation, of which may be deemed to be beneficially owned by Joan Sullivan Garrett and/or Gaelic, L.L.C., formerly known as Connemara, L.L.C. The 13,511,465 shares represent approximately 23.42% of the issued and outstanding common stock of MedAire, Inc. See also Items 4 and 5 below.
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

SCHEDULE 13D

CUSIP No.	U58215101	Page	8	of	12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Pascal M.G. Rey-Herme

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

France

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		54,846,188(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

54,846,188(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

54,846,188(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

95.05% (1)

14	TYPE OF REPORTING PERSON*

IN
(1) The Reporting Person disclaims beneficial interest in 13,511,465 shares of common stock of MedAire, Inc. held through Procuro, Inc., a Nevada corporation, of which may be deemed to be beneficially owned by Joan Sullivan Garrett and/or Gaelic, L.L.C., formerly known as Connemara, L.L.C. The 13,511,465 shares represent approximately 23.42% of the issued and outstanding common stock of MedAire, Inc. See also Items 4 and 5 below.
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

SCHEDULE 13D

CUSIP No.	U58215101	Page	9	of	12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Laurent Sabourin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

France

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		54,846,188(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

54,846,188(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

54,846,188(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

95.05% (1)

14	TYPE OF REPORTING PERSON*

IN
(1) The Reporting Person disclaims beneficial interest in 13,511,465 shares of common stock of MedAire, Inc. held through Procuro, Inc., a Nevada corporation, of which may be deemed to be beneficially owned by Joan Sullivan Garrett and/or Gaelic, L.L.C., formerly known as Connemara, L.L.C. The 13,511,465 shares represent approximately 23.42% of the issued and outstanding common stock of MedAire, Inc. See also Items 4 and 5 below.
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

SCHEDULE 13D

CUSIP No.	U58215101	Page	10	of	12 Pages
Item 1. Security and Issuer
     This Amendment No. 5, filed by Best Dynamic Services Limited, a corporation organized under the laws of the British Virgin Islands (“BDS”), Excellus Investments Pte Ltd., a corporation organized under the laws of the Republic of Singapore (“Excellus,” and together with BDS, the “BDS Parties”), Blue Cross Travel Services B.V., a corporation organized under the laws of The Netherlands (“Blue Cross”), International SOS (EMEA) Holdings N.V., a corporation organized under the laws of Netherlands Antilles (“ISOSH”), AEA International Holdings Limited, a corporation organized under the laws of the British Virgin Islands (“AEA Holdings”), Arnaud P.A. Vaissie (“Vaissie”), Pascal M.G. Rey-Herme (“Rey-Herme”), and Laurent Sabourin (“Sabourin”, together with Vaissie, Rey-Herme, Excellus, BDS, Blue Cross, ISOSH, and AEA Holdings, the “Reporting Persons” and each a “Reporting Person”), amends and supplements the Schedule 13D (“Schedule 13D”) filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on December 27, 2005, and amended on June 29, 2006, April 23, 2007, February 11, 2008, and March 7, 2008, relating to the common stock, $0.001 par value (the “Common Stock” or “Shares”), of MedAire, Inc., a Nevada corporation (the “Issuer”).
Item 2. Identity and Background
     No change.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 is hereby amended to add the following:
     On March 18, 2008, BDS purchased 700,000 shares of Common Stock for an aggregate purchase price of $773,408.16 (AUD $840,000). The shares were purchased with working capital contributed to BDS by Blue Cross out of its working capital.
Item 4. Purpose of Transaction
     No change.
Item 5. Interest in Securities of the Issuer
     Item 5 is hereby amended and restated in its entirety to read as follows:
     The descriptions contained in Item 3 and Item 4 above are incorporated herein by reference. Based on the Issuer’s Amendment No. 2 to Rule 13E-3 Transaction Statement on Schedule 13E-3 filed on January 15, 2008, as of January 15, 2008, there were outstanding 57,702,803 shares of Common Stock of the Issuer. As of the date hereof, the Reporting Persons are deemed to beneficially own, and hold shared voting and dispositive power over, 41,334,723 shares of Common Stock of the Issuer, representing approximately 71.63% of the issued and outstanding Common Stock of the Issuer, 23,069,155 of which are beneficially owned by Excellus indirectly through Procuro, 17,565,568 of which are beneficially owned by BDS indirectly through Procuro, and 700,000 of which are currently owned directly by BDS but which will be contributed to Procuro. Additionally, because of the transactions described in Item 4, the Reporting Persons may be deemed to own or share the power to vote the shares of Common Stock beneficially owned by Gaelic and/or Garrett. The Reporting Persons expressly disclaim such beneficial ownership and expressly disclaim that they are members of any group for purposes of Section 13(d) or 13(g) of the Act, and that they have agreed to act as a group other than as described in this Schedule 13D. To the Reporting Persons’ knowledge, Gaelic and Garrett are the beneficial owners of 13,511,465 shares of Common Stock of the Issuer, representing approximately 23.42% of the issued and outstanding Common Stock of the Issuer, 13,501,065 of which are beneficially owned by Gaelic through Procuro and 10,400 of which are beneficially owned by Garrett through Procuro.
     With respect to transactions effected in the past 60 days, as set forth in Item 3 above, on March 18, 2008, BDS purchased 700,000 shares of Common Stock for an aggregate purchase price of $773,408.16 (AUD $840,000) in an off-market transaction.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     No change.

SCHEDULE 13D

CUSIP No.	U58215101	Page	11	of	12 Pages
Item 7. Material to Be Filed as Exhibits
Exhibit 1 – Joint Filing Agreement of the Reporting Persons.

SCHEDULE 13D

CUSIP No.	U58215101	Page	12	of	12 Pages
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2008	BEST DYNAMIC SERVICES LIMITED

	By:	/s/ Laurent Sabourin

Name: Laurent Sabourin
Title: Director

EXCELLUS INVESTMENTS PTE LTD.

	By:	/s/ Laurent Sabourin

Name: Laurent Sabourin
Title: Director

BLUE CROSS TRAVEL SERVICES B.V.

	By:	/s/ Laurent Sabourin

Name: Laurent Sabourin
Title: Managing Director

INTERNATIONAL SOS (EMEA) HOLDINGS N.V.

	By:	/s/ Laurent Sabourin

Name: Laurent Sabourin
Title: Managing Director

AEA INTERNATIONAL HOLDINGS LIMITED

	By:	/s/ Laurent Sabourin

Name: Laurent Sabourin
Title: Director

ARNAUD P.A. VAISSIE

	/s/	Arnaud P.A. Vaissie

PASCAL M.G. REY-HERME

	/s/	Pascal M.G. Rey-Herme

LAURENT SABOURIN

	/s/	Laurent Sabourin

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT 1
BEST DYNAMIC SERVICES LIMITED – AMENDMENT NO. 5 TO SCHEDULE 13D

JOINT FILING AGREEMENT
The undersigned hereby agree that this Amendment No. 5 dated March 27, 2008, with respect to the shares of common stock, $0.001 par value per share, of MedAire, Inc., is, and any amendments to such Schedule 13D signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. Each of the undersigned hereby agrees that it shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: March 27, 2008	BEST DYNAMIC SERVICES LIMITED

	By:	/s/ Laurent Sabourin

Name: Laurent Sabourin
Title: Director

EXCELLUS INVESTMENTS PTE LTD.

	By:	/s/ Laurent Sabourin

Name: Laurent Sabourin
Title: Director

BLUE CROSS TRAVEL SERVICES B.V.

	By:	/s/ Laurent Sabourin

Name: Laurent Sabourin
Title: Managing Director

INTERNATIONAL SOS (EMEA) HOLDINGS N.V.

	By:	/s/ Laurent Sabourin

Name: Laurent Sabourin
Title: Managing Director

AEA INTERNATIONAL HOLDINGS LIMITED

	By:	/s/ Laurent Sabourin

Name: Laurent Sabourin
Title: Director

ARNAUD P.A. VAISSIE

	/s/	Arnaud P.A. Vaissie

PASCAL M.G. REY-HERME

	/s/	Pascal M.G. Rey-Herme

LAURENT SABOURIN

	/s/	Laurent Sabourin